Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE RESULTS OF THE 2022 ANNUAL MEETING OF SHAREHOLDERS

HAMILTON, BERMUDA, June 17, 2022 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announces the results of its 2022 Annual Meeting of Shareholders (the “Annual Meeting”) held on Thursday, June 16, 2022. Shareholders holding an aggregate of approximately 109,897,073 common shares of DHT were present or represented by proxy at the Annual Meeting, representing approximately 66% of the issued and outstanding common shares of DHT as of the close of business on May 5, 2022, the record date for the Annual Meeting. At the Annual Meeting, the shareholders voted (1) to elect Einar Michael Steimler and Joseph H. Pyne to DHT’s Board of Directors, as Class II directors, for a term of three years, (2) to approve the 2022 Incentive Compensation Plan and (3) to ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

The detailed results of the Annual Meeting were as follows:

1.	Election of Directors

The shareholders of DHT voted to elect Einar Michael Steimler and Joseph H. Pyne to DHT’s Board of Directors, as Class II directors, for a term of three years. The votes were cast for each nominee as follows:

Director	For	% of Votes For	Withheld	% of Votes Withheld
Einar Michael Steimler	79,211,403	72.08%	30,685,670	27.92%
Joseph H. Pyne	106,584,469	96.99%	3,312,604	3.01%

2.	Approval of 2022 Incentive Compensation Plan

The shareholders of DHT voted to approve the 2022 Incentive Compensation Plan. The votes were cast as follows:

For	% of Votes For	Against	% of Votes Against	Abstain	% of Votes Abstain
106,431,490	96.85%	3,261,366	2.97%	204,217	0.18%

3.	Ratification of Selection of Registered Public Accounting Firm

The shareholders of DHT voted to ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2022.  The votes were cast as follows:

For	% of Votes For	Against	% of Votes Against	Abstain	% of Votes Abstain
109,608,915	99.74%	237,987	0.22%	50,171	0.04%

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway and Singapore. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit: http://www.dhtankers.com.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com